

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2015

Via Email
Donavon P. Ternes
President, Chief Operating Officer
and Chief Financial Officer
Provident Financial Holdings, Inc.
3756 Central Avenue
Riverside, California 92506

> **Re: Provident Financial Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2014**
> **Filed September 15, 2014**
> **File No. 000-28304**

Dear Mr. Ternes:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for the period ended June 30, 2014

Notes to Consolidated Financial Statements
Note 3. Loans Held for Investment, page 106

1. Please revise future filings to disclose the allowance for loan losses rollforward by portfolio segment. Refer to ASC 310-10-50-11B.c for guidance and provide us your planned disclosure in your response.

2. Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated) for each loan portfolio segment. Refer to ASC 310-10-50-

11B(g) and (h), ASC 310-10-50-11C, and the example disclosure in ASC 310-10-55-7 for guidance and provide us your planned disclosure in your response.

3. Please revise future filings to include all of the disclosure requirements of ASC 310-10-50-14A through 20 related to impaired loans and provide us your planned disclosure in your response.

4. Please revise future filings to include all of the disclosure requirements of ASC 310-10-50-28 through 30 related to credit quality information and provide us your planned disclosure in your response.

5. Please revise future filings to include the disclosure requirements of ASC 310-10-50-7(b) and 310-10-50-7A regarding past due loans. Refer to ASC 310-10-55-9 for guidance and provide us your planned disclosure in your response.

Note 18. Holding Company Condensed Financial Information, page 144

6. We note you classified dividends received from your banking subsidiary of $25.0 million in 2014, $10.0 million in 2013, and $8.0 million in 2012 as cash flows from investing activities. Please tell us why you classified these cash inflows to the parent company as investing cash flows as opposed to operating cash flows. Please refer to ASC 230-10-45-16(b) for specific guidance on how to classify dividends received on a statement of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3492 if you any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant